The Board of Directors
Chrysler Financial Company L.L.C.:

We consent to incorporation by reference in the registration statements (Nos. 333-38873 and 33-55795) on Form S-3 of CARCO Auto Loan Master Trust (the "Trust") of our report dated March 29, 2000, relating to the statements of assets, liabilities and equity arising from cash transactions of the Trust as of December 31, 1999 and 1998, and the related statements of cash receipts and disbursements for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999, annual report on Form 10-K of the Trust.



/s/ KPMG LLP

Detroit, Michigan
March 29, 2000